Exhibit 3.3

CERTIFICATE OF FORMATION

OF

MPT OF NEW BRAUNFELS, LLC

TO THE DELAWARE SECRETARY OF STATE:

This Certificate of Formation is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act as the same is set forth in the DELAWARE CODE ANNOTATED Section 18-101 et seq. (the ”Act”).

1. The name of the limited liability company (the “Company”) is:

MPT of New Braunfels, LLC

2. The address of the registered office of the Company in Delaware is 160 Greentree Drive, Suite 101, Dover, Delaware 19904. The Company’s registered agent at that address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation, which shall become effective upon filing with the Office of the Delaware Secretary of State, to be duly executed as of the 22nd day of September, 2011.

/s/ Thomas O. Kolb
Thomas O. Kolb Authorized Person